Exhibit 1

Third Quarter 2006

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month and nine-month periods ended September 30, 2006. In this MD&A, the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s restated interim consolidated financial statements and related notes for the three-month and nine-month periods ended on September 30, 2006 and 2005.Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a growing global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

As of September 30, 2006, Æterna Zentaris owned 48.25% of Atrium Biotechnologies Inc. (TSX: ATB) (Atrium). At that time, the Company’s voting rights in Atrium were 64.66% and, consequently, Atrium’s financial statements are fully consolidated as of September 30, 2006. Atrium is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries.

On September 19, 2006, we announced that it we have entered into an agreement with a syndicate of underwriters providing for the sale of 3,485,000 subordinate voting shares of Atrium by way of secondary offering and our intent to complete the distribution of our remaining interest in Atrium (11,052,996 subordinate voting shares) to all of our shareholders (Spin-Off) by the end of 2006. The decision to sell a significant portion of Atrium, and to Spin-Off our remaining interest represents the culmination of a lengthy and detailed review process in which the management and Board of Directors of Æterna Zentaris examined a number of strategic alternatives for how best to pursue and implement our strategy of becoming a “pure play” biopharmaceutical company, including the divestiture of our investment in Atrium and the focus on advancing our development pipeline.

Subsequent to the end of the quarter, on October 18, 2006, we announced the closing of the sale of the secondary offering and the distribution to the public of 3,485,000 subordinate voting shares held in our subsidiary, Atrium, representing 24% of our ownership interest at such time, at a price of CAN$15.80 per share. The net proceeds for Æterna Zentaris were approximately US$46 million. We will use these net proceeds to advance our development pipeline, as well as for general corporate purposes.

On October 25, 2006, we announced that the Board of Directors approved the convening of a Special Meeting of Shareholders on December 15, 2006 for the purpose of submitting to our shareholders, for their approval, a resolution authorizing the distribution of all 11,052,996 subordinate voting shares of Atrium held by Æterna Zentaris by way of reduction of the stated capital of Æterna Zentaris’ common shares. Æterna Zentaris’ shareholders of record as of the closing of business on November 14, 2006 will be entitled to receive notice of and vote at the Special Meeting of Shareholders to be held on December 15, 2006. An Information Circular, providing details with respect to the proposed reduction of stated capital and special distribution of subordinate voting shares of Atrium, will be mailed to our shareholders and will be available on the Internet at www.aeternazentaris.com, as well as on SEDAR’s website at www.sedar.com.

If approved, and shortly following the Special Meeting of Shareholders we expect to announce the specific record date and distribution date for the special distribution as determined by the Board of Æterna Zentaris. The timing and completion of the distribution will be subject to compliance with Canadian and U.S. securities laws and receipt by the Company of certain approvals and confirmations from regulatory authorities and counsel.  We currently anticipate that the special distribution will be completed in early January 2007.

Based on Æterna Zentaris’ 53,160,970 common shares that are currently issued and outstanding, Æterna Zentaris shareholders would receive approximately 0.2079 of an Atrium subordinate voting share for each one of their Æterna Zentaris common shares (which represents slightly more than a 1:5 ratio). No fractional subordinate voting shares of Atrium will be distributed to registered shareholders of Æterna Zentaris pursuant to the return of capital and any such fractional shares will be rounded down to the nearest whole number.

Any tax payable by an Æterna Zentaris shareholder on the special distribution of Atrium Biotechnologies subordinate voting shares will be payable in respect of the shareholder’s taxation year in which the date of distribution falls.

The following discussion and analysis are based on segments as of September 30, 2006 and do not take into account the corporate transactions that were realized subsequent to the quarter.

On a consolidated basis, the Company operates in three segments of operations including: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health & Nutrition.

Æterna Zentaris, along with its wholly-owned subsidiaries, Zentaris GmbH and Echelon Biosciences Inc., constitute the Biopharmaceutical segment. Atrium encompasses both the Active Ingredients & Specialty Chemicals, and Health & Nutrition segments.

Atrium’s Active Ingredients & Specialty Chemicals segment offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed. Furthermore, Atrium’s Health & Nutrition segment, develops, manufactures and markets proprietary Health & Nutrition finished products.

Our strategy is to aggressively advance our endocrine therapy and oncology product development pipeline with a particular focus on our lead product candidates. With this strategy, our strong financial position, the management expertise and depth, as well as our strategic alliances, we are positioned to become a late-stage development company before year end. Ultimately, we will continue to commit these resources to emerge as a fully-integrated specialty pharmaceutical company with a strategic focus on endocrinology and oncology, primarily targeting the North American and European markets.

Restatement

We, after discussions with our external auditors relating to the Company’s and the auditors’ interpretation of Section 3465 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, has determined to restate our interim unaudited consolidated financial statements for the third quarter and nine-month period ended September 30, 2006. This non-cash restatement has reduce the Company’s future income tax expense and its net loss by $4.9 million for the third quarter and nine-month period ended September 30, 2006. The restated net loss now amounts to $1.6 million for the three-month period and $5.7 million for the nine-month period ended September 30, 2006, compared to the previously reported net loss of $6.5 million and $10.6 million for such periods, respectively. The Company’s net loss per share on a basic and fully- diluted basis now amounts to $0.03 for the three-month period and $0.11 for the nine-month period ended September 30, 2006 , compared to the previously reported $0.12 and $0.21 for such periods, respectively. The impact on the consolidated balance sheet is to decrease the future income tax liabilities by $5 million, to decrease the deficit by $4.9 million and to increase the cumulative translation adjustment by $0.1 million.

Section 3465 of the CICA Handbook provides guidance related to the valuation of future income tax assets in connection with income tax losses. The valuation of the $4.9 million allowance previously recorded in the Company’s consolidated statement of operations as future income tax expense in the third quarter ended September 30, 2006 has been reversed. Furthermore, in conjunction with the aforementioned restatement, future income tax assets and liabilities arising from within the same jurisdiction have also been offset as required by Section 3465.

Highlights

Consolidated results-at-a-glance

(in thousands of US dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2006	2005	2006	2005
	(restated)		(restated)
	$	$	$	$
Revenues	83,893	52,879	251,760	174,888
R&D, net of tax credits and grants	6,194	6,147	20,475	18,692
Earnings from operations	4,393	986	14,221	10,945
Net earnings (loss)	(1,569)	(3,759)	(5,711)	9,635
Net earnings (loss) per share
Basic	(0.03)	(0.08)	(0.11)	0.21
Diluted	(0.03)	(0.08)	(0.11)	0.20

Key Developments in the Third Quarter

In the third quarter, we announced positive developments with respect to Cetrotide® (cetrorelix) and one of our lead product candidates, ozarelix.

Cetrotide®

In the third quarter, we launched Cetrotide® (cetrorelix) in Japan for in vitro fertilization. In Japan, Cetrotide® (cetrorelix) is manufactured and marketed by our partners Nippon Kayaku Co., Ltd. and Shionogi & Co., Ltd., whereas for the rest of the world, it is sold by our partner Serono.

Ozarelix

On August 2, 2006, we announced positive Phase 2 results for our fourth generation luteinizing hormone-releasing hormone (LHRH) antagonist, ozarelix, in hormone-dependent inoperable prostate cancer. The study achieved its primary endpoint of defining a tolerable dosage regimen that would ensure continuous suppression of testosterone at castration level for a three-month test period. An important secondary efficacy end-point of the study aimed at assessing tumour response as determined by a 50% or greater reduction of serum PSA levels, compared to baseline, was also achieved. These results confirm the mechanism of action of our LHRH antagonist approach and the potential effectiveness of ozarelix to achieve sustained suppression of sexual hormones at castration levels and, consequently, could allow for the treatment of hormone-dependent cancers. Now that we have a suitable dosage regimen of ozarelix for the potential treatment of prostate cancer, we are now further advancing the clinical development of ozarelix in this indication with an ongoing European Phase 2b program.

Additionally, on August 3, 2006 we announced that we entered into a licensing and collaboration agreement with Nippon Kayaku for ozarelix. Under the terms of the agreement, we granted Nippon Kayaku, an exclusive license to develop and market ozarelix for all potential oncological indications in Japan. In return, we received an upfront payment at signature, and are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to low double-digit royalties on potential net sales. We retained exclusive rights in oncology for the rest of world, except for North America and India where the rights are held by Spectrum Pharmaceuticals Inc.

Subsequent to third quarter, on October 3, 2006 we disclosed highly statistically significant positive data from our Phase 2 trial with ozarelix for patients suffering from benign prostatic hyperplasia (BPH). The study achieved its primary efficacy endpoint of improving clinical symptoms of BPH, at week 12, as measured by significant changes in the International Prostate Symptom Score (I-PSS), the standard method of assessing BPH symptoms. This multi-center double-blind, randomized, placebo-controlled, dose-ranging Phase 2 trial included a total of 144 patients who received either different intramuscular dosage regimens of the luteinizing hormone-releasing hormone (LHRH) antagonist, ozarelix, or a placebo, to assess its safety and efficacy.

These positive results further validate the potential of our LHRH antagonist approach to treat hormone-dependent diseases. The studies conducted so far with such a dose-response profile strengthen ozarelix’s position as a lead compound in our portfolio.

Critical Accounting Policies and Estimates

There have been no significant changes in Æterna Zentaris’ accounting policies and estimates since December 31, 2005. Please refer to the corresponding section in our 2005 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and US GAAP is referenced in Note 24 of our annual 2005 financial statements.

New Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 “Financial Instruments — Recognition and Measurement”, Section 3865 “Hedges”, section 1530 “Comprehensive Income” and Section 3251 “Equity”.

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. Impacts consistent with the adjustments described in Note 24 of our annual consolidated financial statements are expected.

Consolidated Results of Operations

The following table sets forth certain Canadian GAAP consolidated financial data in thousands of United States dollars, except per share data.

CONSOLIDATED RESULTS	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
	(restated)		(restated)
Revenues	83,893	52,879	251,760	174,888

Operating expenses
Cost of sales	55,664	34,073	165,479	109,800
Selling, general and administrative	15,125	9,836	44,209	29,785
R&D costs, net of tax credits and grants	6,194	6,147	20,475	18,692
Depreciation and amortization	2,517	1,837	7,376	5,666
	79,500	51,893	237,539	163,943
Earnings from operations	4,393	986	14,221	10,945

Interest income	539	339	1,414	1,071
Interest expense	(1,971)	(2,241)	(7,198)	(7,067)
Foreign exchange gain (loss)	109	(404)	26	(351)

Earnings (loss) before the following items	3,070	(1,320)	8,463	4,598

Current income taxes	(2,010)	(251)	(6,401)	(4,503)
Future income taxes	692	(753)	2,511	(1,915)
Gain (loss) on dilution of investments	(5)	109	(140)	16,502
Non-controlling interest	(3,316)	(1,544)	(10,144)	(5,047)
Net earnings (loss) for the period	(1,569)	(3,759)	(5,711)	9,635

Net earnings (loss) per share
Basic	(0.03)	(0.08)	(0.11)	0.21
Diluted	(0.03)	(0.08)	(0.11)	0.20

CONSOLIDATED BALANCE SHEET DATA	As at September 30,	As at December 31,
	2006	2005
	$	$
	(restated)
Total assets	426,037	419,880
Long-term liabilities	220,822	246,175

Consolidated Revenues

Consolidated revenues for the quarter ended September 30, 2006 totalled $83.9 million compared to $52.9 million for the same period in 2005. Consolidated revenues for the nine-month period ended September 30, 2006 totalled $251.8 million compared to $174.9 million for the same period in 2005. The increases for the quarter and the nine-month period ended September 30, 2006 are mainly attributable to additional revenues related to Atrium’s acquisition of Douglas Laboratories in December  2005, combined with Atrium’s organic growth.

Consolidated Operating Expenses

Consolidated cost of sales increased to $55.7 million for the quarter ended September 30, 2006 compared to $34.1 million for the same period in 2005. For the nine-month period ended September 30, 2006, consolidated cost of sales was $165.5 million compared to $109.8 million for the same period in 2005. The increase in the cost of sales for the quarter ended September 30, 2006 and the nine-month period ended September 30, 2006 is directly related to sale increases generated by Atrium’s acquisition of Douglas Laboratories.

Consolidated selling, general and administrative (SG&A) expenses increased to $15.1 million for the quarter ended September 30, 2006 compared to $9.8 million for the same period in 2005. For the nine-month period ended September 30, 2006, consolidated SG&A expenses were $44.2 million compared to $29.8 million for the same period in 2005. The increase in SG&A expenses for the quarter ended September 30, 2006 and the nine-month period ended September 30, 2006 is primarily due to sequential acquisitions as well as non-recurring corporate expenses.

Consolidated R&D expenses, net of tax credits and grants (R&D) remained steady during the third quarter at $6.2 million.For the nine-month period ended September 30, 2006, R&D expenses increased by $1.8 million, reaching $20.5 million from $18.7 million for the same period in 2005. The increase for the nine-month period ended September 30, 2006 is attributable to additional investments in cetrorelix, as well as further advancement of targeted, early-stage development programs.

We expect R&D expenses to increase period-over-period for the last quarter of 2006 primarily due to the initiation of our expected Phase 3 clinical development program for cetrorelix in BPH, and other targeted, earlier-stage development programs.

Consolidated depreciation and amortization (D&A) increased to $2.5 million during the third quarter of 2006, compared to $1.8 million for the same period in 2005. For the first nine months of 2006, D&A amounted to $7.4 million compared to $5.7 million for the same period in 2005. These increases are primarily due to the amortization of intangible assets resulting from the acquisition of Douglas Laboratories.

Consolidated earnings from operations increased to $4.4 million for the quarter ended September 30, 2006 compared to $1 million for the same period in 2005, primarily due to additional sales generated by the acquisition of Douglas Laboratories. For the nine-month period ended September 30, 2006, consolidated earnings from operations increased by $3.3 million to $14.2 million, from $10.9 million for the same period in 2005. This increase is primarily due to additional sales generated by Douglas Laboratories, partly offset by non-recurring corporate expenses, additional investments in R&D and reduced license revenues within our Biopharmaceutical segment.

Consolidated interest expense for the quarter ended September 30, 2006 was $2 million compared to $2.2 million for the same period in 2005. This decrease is primarily due to the conversion of the convertible term loans into common shares, during the first quarter of 2006, offset by Atrium’s increased long-term debt related to business acquisitions. For the nine-month period ended September 30, 2006, consolidated interest expense remained steady at $7.2 million compared to the corresponding period in 2005.

Due to the conversion of the convertible term loans in the first quarter of 2006 and considering that Atrium results of operations will no longer be consolidated after the third quarter, we expect consolidated interest expense to decrease significantly for the last quarter of 2006.

Consolidated income tax expense for the quarter ended September 30, 2006 was $1.3 million compared to $1 million for the same period in 2005. For the nine-month period ended September 30, 2006, consolidated income tax expense was $3.9 million compared to $6.4 million for the same period in 2005. This nine-month period decrease in consolidated income tax expense is directly attributable to a combination of lower license revenues and additional R&D expenses in the Biopharmaceutical segment partly offset by an increase of Atrium’s taxable income.

Consolidated non-controlling interest for the quarter ended September 30, 2006 was $3.3 million compared to $1.5 million for the same period in 2005. For the nine-month period ended September 30, 2006, consolidated non-controlling interest was $10.1 million compared to $5 million for the same period in 2005. Non-controlling interest consists of minority interest in Atrium. The period-over-period increase is directly attributable to the corresponding increase in Atrium’s net earnings.

Consolidated net loss for the quarter ended September 30, 2006was $1.6 million or $0.03 per basic and diluted share, compared to $3.8 million or $0.08 per basic and diluted share for the same period in 2005. This decrease of the net loss is mainly attributable to the increased Atrium’s net earnings partly offset by non-recurring corporate expenses in the Biopharmaceutical segment. For the nine-month period ended September 30, 2006, the consolidated net loss was $5.7 million or $0.11 per basic and diluted share compared to consolidated net earnings amounting to $9.6 million or $0.21 and $0.20 per basic and diluted share, respectively for the same period in

2005. Without taking into account a non-cash and non-recurring gain on dilution of investments of $16.5 million recorded in 2005 following Atrium’s IPO, we would have recorded a consolidated net loss of $6.9 million or $0.15 per basic and diluted share for the nine-month period ended September 30, 2005. This $1.2 million decrease for the nine-month period ended September 30, 2006 compared to the same period in 2005 is mainly attributable to Atrium’s increased net earnings partly offset by non-recurring corporate expenses, additional investments in R&D and reduced license revenues within our Biopharmaceutical segment.

The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for the three-month period ended September 30, 2006 was 52.7 million shares compared to 46.1 million shares for the same period in 2005. This increase reflects the issuance of common shares following the conversion of the convertible term loans and the exercise of stock options.

Total Consolidated Assets

Total consolidated assets amounted to $426 million on September 30, 2006, compared to $420 million on December 31, 2005.

Biopharmaceutical Segment Results

(expressed in thousands of US dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
Revenues
Sales and royalties	8,419	5,462	20,222	17,741
License fees	2,211	3,562	8,539	15,190
	10,630	9,024	28,761	32,931

R&D expense, net of tax credits and Grants	6,181	6,067	20,247	18,498
Loss from operations	(5,756)	(4,360)	(17,312)	(7,596)

Revenues of the Biopharmaceutical segment are derived from sales and royalties and license fees. Sales are derived from Impavido® (miltefosine), manufacturing of Cetrotide® (cetrorelix), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix) actually sold by Serono in reproductive health assistance for in vitro fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

Revenues for the quarter ended September 30, 2006 totalled $10.6 million compared to $9 million for the same period in 2005. For the nine-month period ended September 30,

2006, revenues totalled $28.8 million compared to $32.9 million for the same period in 2005. The revenue increase for the quarter ended September 30, 2006 is mainly attributable to additional sales of Impavido® and new sales of Cetrotide® related to the recent launch in Japan. The decrease in revenues for the nine-month period ended September 30, 2006 is mainly attributable to a decrease in license revenues from our collaboration with Solvay Pharmaceuticals, partly offset by a milestone payment received from our Japanese partners related to the approval of Cetrotide®.

R&D expenses, net of tax credits and grants for the quarter ended September 30, 2006 were $6.2 million compared to $6.1 million for the same period in 2005. For the nine-month period ended September 30, 2006, R&D expenses were $20.2 million, compared to $18.5 million for the same period in 2005. The increase in R&D expenses for the first nine months of 2006 compared to the corresponding period in 2005 is attributable to additional investments in cetrorelix , as well as positive advancements of our earlier-stage, development programs, including our tubulin inhibitors.

We expect R&D expenses to increase period-over-period for the fourth quarter of 2006 primarily due to the initiation of our expected Phase 3 clinical program for cetrorelix in BPH, as well as the advancement of other targeted, earlier-stage development programs.

Loss from operations for the quarter ended September 30, 2006 was $5.8 million compared to $4.4 million for the same period in 2005. For the nine-month period ended September 30, 2006, the loss from operations was $17.3 million compared to $7.6 million for the same period in 2005. The increase in loss from operations for the quarter and the nine-month period ended September 30, 2006 compared to the same periods in 2005 was principally due to additional non-recurring corporate expenses, R&D investments and reduced license revenues from our collaboration with Solvay Pharmaceuticals.

Active Ingredients & Specialty Chemicals Segment Results

(expressed in thousands of US dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
Revenues	44,992	37,007	137,721	120,621
Earnings from operations	3,478	2,626	11,134	10,041

Revenues from the Active Ingredients & Specialty Chemicals Segment for the quarter ended September 30, 2006 were $45 million, representing an increase of 21.6% compared to revenues of $37 million for the same period in 2005. For the nine-month period ended September 30, 2006, revenues for this segment were $137.7 million compared to $120.6 million for the same period in 2005, an increase of 14.2%. This increase is attributable essentially to the organic growth for the quarter and the nine-month period ended September 30, 2006, to the acquisition of Amisol during the second quarter of 2006 and to the acquisition of MultiChem on January 24, 2005, which now accounts for a complete nine-month period in 2006.

Earnings from operations for the quarter ended September 30, 2006 were $3.5 million, compared to $2.6 million for the same period in 2005. For the nine-month period ended September 30, 2006, earnings from operations were $11.1 million compared to $10 million for the same period in 2005, an increase of $1.1 million or 11%. This increase is attributable primarily to organic growth and to the acquisition of Amisol.

Health & Nutrition Segment Results

(expressed in thousands of US dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
Revenues	28,290	7,002	85,853	21,884
Earnings from operations	6,671	2,698	20,399	8,478

Revenues from the Health & Nutrition Segment for the quarter ended September 30, 2006 were $28.3 million compared to $7 million in the same period in 2005, an increase of $21.3 million or 304.3%. For the nine-month period ended September 30, 2006, revenues were $85.9 million compared to $21.9 million for the same period in 2005, an increase of $64 million or 292.2%. This increase is primarily due to the acquisition of Douglas Laboratories in December 2005 and from organic growth.

Earnings from operations for the quarter ended September 30, 2006 were $6.7 million, representing an increase of $4 million or 148.1% over the same period in 2005 where the earnings from operations were $2.7 million. For the nine-month period ended September 30, 2006, earnings from operations were $20.4 million, representing an increase of $11.9 million or 140% over the same period in 2005 where the earnings from operations were $8.5 million. Most of this increase came from the acquisition of Douglas Laboratories, synergies realized from this acquisition, and organic growth.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Taking into account the subsequent to the quarter sale of 24% of our ownership interest in Atrium, our pro-forma cash and short-term investments position dedicated to our Biopharmaceutical segment reached $71 million, compared to $34.8 million as of December 31, 2005. We believe that these liquidities will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing.

The variation of our liquidity by activities is explained below on a consolidated basis.

Operating Activities

Cash flows generated by our operating activities were $5.9 million for the quarter ended September 30, 2006. During the same period in 2005, $0.6 million were generated by our operating activities. This cash ﬂow increase is primarily due to additional revenues from accretive acquisitions made by Atrium during 2005 and 2006, combined with an increase in accounts payable related to specific transactions timing. Cash ﬂows from operating activities before changes in non-cash operating working capital items were $4.2 million for the quarter ended September 30, 2006 compared to $0.3 million for the same period in 2005. This increase is primarily attributable to additional revenues from accretive acquisitions made by Atrium during 2005 and 2006. For the nine-month period ended September 30, 2006, cash flows generated by our operating activities were $14.3 million compared to $9.3 million for the same period in 2005.

Financing Activities

For the quarter ended September 30, 2006, cash flows used in financing activities were $2.8 million compared to $6 million used during the same period of 2005. These funds were mostly affected for debt reimbursement and payment on balance of purchase price. For the nine-month period ended September 30, 2006, cash ﬂows used for ﬁnancing activities were used for a debt reimbursement and payment on balance of purchase price for an amount of $11.8 million, offset by a debt increase for the acquisition of Amisol and cash received from the exercise of Atrium’s options. During the same period in 2005, $12.8 million were generated by the ﬁnancing activities, mainly by the cash flows generated from Atrium’s IPO and from the increase in Atrium’s long-term debt. This was offset by the debt reimbursement and by the balance of purchase price paid for the acquisition of MultiChem.

Investing Activities

Cash flows used in investing activities (excluding the change in short-term investments) amounted to $4.4 million for the three-month period ended September 30, 2006, mainly attributed to business acquisition and to the purchase of property, plant and equipment. During the nine-month period ended September 30, 2006, cash flows used in investing activities (excluding the change in short-term investments) amounted to $13.9 million for the same reason mentioned above. For the three and nine-month periods ended September 30, 2005, cash flows used in investing activities (excluding the change in short-term investments) amounted to $0.5 million and $20.8 million respectively. These funds were mainly attributed to the acquisition of MultiChem and purchase of property, plant and equipment.

Contractual Obligations

In the Biopharmaceutical segment, we have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

(expressed in thousands of US dollars)	Payments due by period
Unaudited	Total	2006	2007-2009	2010-2011	2011 and beyond
	$	$	$	$	$
Long-term debt	1,494	9	1,485	—	—
Operating leases	14,249	505	5,348	2,939	5,457
Commercial commitments	4,105	2,828	1,277	—	—
Total contractual cash obligations	19,848	3,342	8,110	2,939	5,457

Taking into account the sale of 24% of our ownership interest in Atrium that occurred on October 18, 2006, we are no longer presenting contractual obligations for the two remaining segments.

Outstanding Share Data

As of November 10, 2006, there were 53,160,970 common shares issued and outstanding and there were 3,506,592 stock options outstanding.

Quarterly Summary Financial Information

( in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
	$	$	$	$
	(restated)
Revenues	83,893	83,390	84,477	72,501
Earnings from operations	4,393	5,396	4,432	3,467
Net earnings (loss)	(1,569)	(1,562)	(2,580)	936
Net earnings (loss) per share
Basic	(0.03)	(0.03)	(0.05)	0.02
Diluted	(0.03)	(0.03)	(0.05)	0.02

	Quarters ended
	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
	$	$	$	$
Revenues	52,876	60,144	61,865	43,891
Earnings from operations	986	3,456	6,503	914
Net earnings (loss)	(3,759)	13,276	118	(2,003)
Net earnings (loss) per share
Basic	(0.08)	0.29	—	(0.04)
Diluted	(0.08)	0.28	—	(0.04)

Outlook for the Remainder of 2006

Since we announced the closing of the sale of the secondary offering and the distribution to the public of 3,485,000 subordinate voting shares held in Atrium, representing 24% of our ownership interest at such time, at a price of Cdn$15.80 per share, we expect to include in the results of operations nearly $30 million gain on disposal of Atrium in the last quarter of 2006. Furthermore, since our ownership in Atrium is now 36%, and we no longer have a controlling interest, Atrium results of operations for the last quarter of 2006 will be included in the statement of operations as share in the results of Atrium. In addition, Atrium will be presented as an investment accounted for using the equity method as of December 31, 2006 in our balance sheet. With this new presentation, we expect that the revenues and expenses will significantly decrease for the last quarter of 2006 compared to the corresponding period in 2005.

Biopharmaceutical Segment

We expect Cetrotide® (cetrorelix) to continue to generate significant royalties.

As part of our growth strategy, we intend to continue to pursue accretive strategic alliances for selected product candidates from our extensive pipeline.

We expect to benefit from the support of our existing partners and remain focused on and committed to aggressively advancing our pipeline and ending 2006 as a late stage biopharmaceutical company.

We expect R&D expenses to continue to increase in the last quarter of 2006 primarily due to the initiation of our expected Phase 3 clinical development program for cetrorelix in BPH, the continued clinical advancement of ozarelix and perifosine, as well as emphasis on clinical development on certain other product candidates at an earlier development stage.

We believe that with our increased cash position due to the closing of the secondary offering and revenues generated by our marketed products, we are now in a solid financial position to continue to execute our strategic business plan and emerge in early 2007 as a late-stage pure play biopharmaceutical company.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the nine-month period ended September 30, 2006, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

There were no related party transactions included in the financial statements, except for the acquisition of a patent from a senior officer, as disclosed in note 6 of the interim financial statements, and no off-balance sheet arrangements. As of September 30, 2006, we did not have interests in any variable interest entities.

Risk Factors and Uncertainties

There has been no significant change in the risk factors and uncertainties facing Æterna Zentaris, as described in the Company’s 2005 annual MD&A.

Continuous Disclosure

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, www.sedar.com and www.sec.gov/edgar.shtml.

Forward-Looking Statements

This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

On behalf of management,

Dennis Turpin, CA
Vice President and Chief Financial Officer
November 10, 2006, amended on February 12, 2007

Æterna Zentaris Inc.
Interim Consolidated Balance Sheets
(expressed in thousands of US dollars)

	As at	As at
	September 30,	December 31,
Unaudited	2006	2005
	$	$
	(restated)
ASSETS

Current assets
Cash and cash equivalents	27,623	27,267
Short-term investments	18,130	25,438
Accounts receivable
Trade	61,846	61,385
Other	3,216	3,846
Income taxes recoverable	3,345	1,973
Inventory	35,778	37,258
Prepaid expenses and other deferred charges	4,552	3,791
Future income tax assets	2,698	2,718
	157,188	163,676

Property, plant and equipment	20,671	19,916
Deferred charges and other long-term assets	5,198	4,355
Intangible assets	112,715	109,380
Goodwill	127,194	119,169
Future income tax assets	3,071	3,384
	426,037	419,880

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	51,279	53,162
Income taxes	5,701	5,426
Balance of purchase price	17	—
Deferred revenues	5,694	4,796
Current portion of long-term debt	759	790
	63,450	64,174

Deferred revenues	9,401	11,087
Convertible term loans (note 4)	—	28,440
Long-term debt	99,144	107,303
Employee future benefits (note 5)	8,532	7,661
Future income tax liabilities	25,807	27,153
Non-controlling interest	77,938	64,531
	284,272	310,349

SHAREHOLDERS’ EQUITY

Share capital (notes 4 and 6)	168,424	130,344
Other Capital	5,789	10,474
Deficit	(49,215)	(43,224)
Cumulative translation adjustment	16,767	11,937
	141,765	109,531
	426,037	419,880

The accompanying notes are an integral part of these interim consolidated financial statements

Approved by the Board of Directors

Éric Dupont, PhD	Gérard Limoges, FCA
Director	Director

Æterna Zentaris Inc.
Interim Consolidated Statements of Operations
For the periods ended September 30, 2006 and 2005

(expressed in thousands of US dollars, except share and per share data)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
	(restated)		(restated)
Revenues	83,893	52,879	251,760	174,888

Operating expenses
Cost of sales	55,664	34,073	165,479	109,800
Selling, general and administrative	15,125	9,836	44,209	29,785
Research and development costs	6,305	6,306	20,733	19,156
R&D tax credits and grants	(111)	(159)	(258)	(464)
Depreciation and amortization
Property, plant and equipment	901	526	2,584	1,694
Intangible assets	1,616	1,311	4,792	3,972
	79,500	51,893	237,539	163,943
Earnings from operations	4,393	986	14,221	10,945

Other revenues (expenses)
Interest income	539	339	1,414	1,071
Interest expense	(1,971)	(2,241)	(7,198)	(7,067)
Foreign exchange gain (loss)	109	(404)	26	(351)
Earnings (loss) before income taxes	3,070	(1,320)	8,463	4,598

Income tax expense
Current	(2,010)	(251)	(6,401)	(4,503)
Future	692	(753)	2,511	(1,915)
	(1,318)	(1,004)	(3,890)	(6,418)
	1,752	(2,324)	4,573	(1,820)

Gain (loss) on dilution of investments	(5)	109	(140)	16,502
Non-controlling interest	(3,316)	(1,544)	(10,144)	(5,047)
Net earnings (loss) for the period	(1,569)	(3,759)	(5,711)	9,635

Net earnings (loss) per share
Basic	(0.03)	(0.08)	(0.11)	0.21
Diluted	(0.03)	(0.08)	(0.11)	0.20

Weighted average number of shares outstanding (note 7)
Basic	52,692,065	46,139,814	51,900,754	46,139,814
Diluted	53,040,488	46,397,156	52,390,209	46,459,000

Interim Consolidated Statements of Deficit
For the periods ended September 30, 2006 and 2005

(expressed in thousands of US dollars)

	Nine months ended September 30,
Unaudited	2006	2005
	$	$
	(restated)
Balance — Beginning of period	43,224	53,795
Net loss (earnings) for the period	5,711	(9,635)
Loss on settlement of convertible term loans (note 4)	280	—

Balance — End of period	49,215	44,160

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the periods ended September 30, 2006 and 2005

(expressed in thousands of US dollars)

	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
	(restated)		(restated)
Cash flows from operating activities
Net earnings (loss) for the period	(1,569)	(3,759)	(5,711)	9,635
Items not affecting cash and cash equivalents
Depreciation and amortization	2,517	1,837	7,376	5,666
Future income taxes	(692)	753	(2,511)	1,915
Deferred charges	(590)	135	(351)	598
Deferred revenues	433	(2,052)	(1,817)	(5,007)
Accretion on convertible term loans (note 4)	—	967	1,227	3,491
Employee future benefits	118	174	356	401
Loss (gain) on dilution of investments	5	(109)	140	(16,502)
Non-controlling interest	3,316	1,544	10,144	5,047
Stock-based compensation costs	641	745	1,900	2,178
Foreign exchange loss (gain) on long-term items denominated in foreign currency	1	62	(340)	412
Change in non-cash operating working capital items (note 5)	1,671	349	3,936	1,474
	5,851	646	14,349	9,308

Cash flows from financing activities
Payment on balance of purchase price	(1,291)	(1,188)	(1,291)	(4,310)
Increase in long-term debt	—	100	1,771	51,489
Repayment of long-term debt	(1,560)	(5,001)	(10,541)	(72,366)
Issuance of shares	—	—	44	130
Share issue expenses	—	(2)	(112)	(106)
Issuance of shares by a subsidiary, net of related expenses	49	76	281	37,926
	(2,802)	(6,015)	(9,848)	12,763

Cash flows from investing activities
Purchase of short-term investments	(1,254)	(6,290)	(7,487)	(30,993)
Proceeds from the sale of short-term investments	2,253	7,530	15,873	26,139
Purchase of long-term investment	(441)	—	(441)	(400)
Business acquisition, net of cash and cash equivalents acquired (note 3)	(2,830)	(81)	(10,839)	(18,441)
Purchase of property, plant and equipment	(1,014)	(385)	(2,525)	(1,299)
Acquisition of amortizable intangible assets	(65)	(27)	(85)	(652)
	(3,351)	747	(5,504)	(25,646)

Net change in cash and cash equivalents	(302)	(4,622)	(1,003)	(3,575)

Effect of exchange rate changes on cash and cash equivalents	30	249	1,359	(2,292)

Cash and cash equivalents — Beginning of period	27,895	22,244	27,267	23,738

Cash and cash equivalents — End of period	27,623	17,871	27,623	17,871

Additional information
Interest paid	1,982	328	7,791	1,578
Income taxes paid	4,968	1,532	8,392	5,163

The accompanying notes are an integral part of these interim consolidated financial statements

Æterna Zentaris Inc.
Notes to Interim Consolidated Financial Statements
For the periods ended September 30, 2006 and 2005

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Unaudited

1  Basis of presentation and Restatement

These interim financial statements as at September 30, 2006 and for the periods ended September 30, 2006 and 2005 are unaudited.  They have been prepared by the Company in accordance with Canadian generally accepted accounting  principles (GAAP) for interim financial information.  In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements. All disclosures required for annual  financial statements have not been included in these financial statements.  These consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

Restatement

The Company has restated its interim financial statements due to a misinterpretation of the generally accepted accounting principles regarding the valuation allowance for future income tax assets related to operating losses. The financial statements have been restated to eliminate the additionnal allowance for future income tax assets related to operating losses taken in the third quarter. Furthermore, in conjunction with the aforementioned restatement, future income tax assets and liabilities arising from within the same jurisdiction have also been offset as required by Section 3465 of the CICA Handbook.

The following table summarizes the changes to the interim consolidated balance sheet as at September 30, 2006:

	As at September 30, 2006
	As previously
	reported	As restated
	$	$
Future income tax assets — Current	2,897	2,698
Future income tax assets — Long-term	8,475	3,071
Future income tax liabilities — Long-term	36,434	25,807
Deficit	(54,151)	(49,215)
Cumulative translation adjustment	16,679	16,767

The following table summarizes the changes to the interim consolidated statements of operations for the periods ended September 30, 2006:

	Quarter ended September 30, 2006		Nine months ended September 30, 2006
	As previously reported	As restated	As previously reported	As restated
	$	$	$	$
Income tax expense — future	(4,244)	692	(2,425)	2,511
Net loss for the period	(6,505)	(1,569)	(10,647)	(5,711)
Net loss per share
Basic and diluted	(0.12)	(0.03)	(0.21)	(0.11)

2  New accounting standards

Financial instruments, Hedges, Comprehensive Income and Equity

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments — Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”. Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. Impacts consistent with the adjustments described in note 24 of our 2005 annual consolidated financial statements are expected.

3  Business acquisition

Amisol Company Ltd. and Douglas Laboratories of Canada

On May 1, 2006 and September 7, 2006, our subsidiary Atrium Biotechnologies Inc. acquired the assets of Amisol Company Ltd. (“Amisol”) and 2000610 Ontario Limited, doing business as Douglas Laboratories of Canada (“DL Canada”), for a total consideration of $9,929,000 (CAN$10,998,000), including all acquisition-related costs, of which an amount of $8,291,000 (CAN$9,186,000) was paid cash, $329,000 (CAN$364,000) was accrued as acquisition-related costs and $1,309,000 (CAN$1,448,000) as a balance of purchase price. An amount of $1,291,000 (CAN$1,430,000) was paid on the balance of purchase price during the third quarter of 2006. The acquisition of DL Canada is also subject to future payments based on the achievement of certain results. Amisol has been marketing personal care products in Canada since 1974. DL Canada has been marketing Douglas Laboratories products in Canada since 2000.

Both acquisitions have been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition.  The total consideration was allocated based on management’s preliminary assesment as to the estimated fair value at the acquisition date. These preliminary assesments are subject to change upon receipt of independant valuation reports and the final determination of the fair value of the assets acquired and liabilities assumed.

The allocated values of the net assets acquired are as follows:

$
Assets
Current assets	3,276
Property, plant and equipment	105
Intangible assets	1,270
4,651

Liabilities
Current liabilities	1,345

Net identifiable assets acquired	3,306

Goodwill	6,623
Purchase price	9,929

Goodwill and intangible assets from Amisol are included in the Active Ingredients & Specialty Chemicals segment and are deductible for income tax purposes.  Goodwill and intangible assets from DL Canada are included in the Health & Nutrition segment and are deductible for income tax purposes.

4  Convertible term loans

On February 14 and 17, 2006, the Solidarity Fund QFL (the “Fund”) and SGF Santé Inc. (“SGF”) have respectively exercised their right to early convert the entirety of their convertible term loans in the principal amount of CAN$12.5 million each that they had extended to the Company in April 2003 and that were to mature on March 31, 2006. In accordance with the terms of the convertible term loans, and additional arrangements between the Company, the Fund and SGF, Æterna Zentaris has issued to each of the loan holders 3,477,544 of its common shares upon conversion of their loans, representing the principal and interest due to the stated maturity date under the loans, based on the conversion price that had been agreed upon in the loan agreement.

For accounting purposes, the convertible term loans are bifurcated between debt and equity, the equity portion representing the value of the holders’ conversion options. As a consequence of this transaction, the Company recorded a loss of settlement of long-term debt amounting to $599,190. An amount of $280,000 has been recorded in the Statement of Deficit and the remainder is a charge in the Statement of Operations and included in the accretion of convertible term loans in the Statement of Cash Flows.

5  Statements of cash flows and additional information

	Quarters ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Change in non-cash operating working capital items
Accounts receivable	(1,841)	3,430	5,350	3,677
Inventory	614	(634)	3,522	(1,583)
Prepaid expenses	(188)	641	(321)	182
Accounts payable and accrued liabilities	5,239	(2,113)	(3,318)	(353)
Income taxes	(2,153)	(975)	(1,297)	(449)
	1,671	349	3,936	1,474

Employee future benefit expense for defined benefit plans	176	185	443	455

6  Share capital

Authorized

Unlimited number of shares of the following classes:

Common: Voting and participating, one vote per share

Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class

Issued
Common Shares	Number	Amount	Other Capital
		$	$
Balance — December 31, 2004	45,670,909	127,585	6,059

Issued pursuant to the stock option plan for cash	25,000	130	—
Issued pursuant to the acquisition of Echelon Biosciences Inc.	443,905	2,737	—
Conversion option related to convertible term loans	—	—	2,129
Share issue expenses	—	(108)	—
Stock based compensation costs	—	—	2,286

Balance — December 31, 2005	46,139,814	130,344	10,474

Conversion of convertible term loans (see note 4)	6,955,088	37,786	—
Issued pursuant to the stock option plan
For cash	13,500	44	—
Ascribed value from Other Capital	—	24	(24)
Issued pursuant to the acquisition of a patent from a senior officer	28,779	175	—
Issued pursuant to the contingent consideration related to the acquisition of Echelon Biosciences Inc.	23,789	163	—
Conversion option related to convertible term loans	—	—	(6,339)
Share issue expenses	—	(112)	—
Stock based compensation costs	—	—	1,678

Balance — September 30, 2006	53,160,970	168,424	5,789

7  Net loss per share

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Quarters ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(restated)		(restated)
Net earnings (loss)	(1,569)	(3,759)	(5,711)	9,635

Impact of assumed conversion of dilutive stock options in a subsidiary	(186)	(97)	(754)	(472)

Net earnings (loss), adjusted for dilution effect	(1,755)	(3,856)	(6,465)	9,163

	Quarters ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Basic weighted average number of shares outstanding	52,692,065	46,139,814	51,900,754	46,139,814

Effect of dilutive stock options	348,423	257,342	489,455	319,186

Diluted weighted average number of shares outstanding	53,040,488	46,397,156	52,390,209	46,459,000

Items excluded from the calculation of diluted net earnings (loss) per share because the exercice price was greater than the average market price of the common shares or their anti-dilutive effect.

	Quarters ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Stock options	1,924,833	701,038	1,920,275	2,094,735
Common shares which would be issued following the conversion of the convertible term loans	—	6,582,495	—	6,582,495

For the quarter and nine-month period ended September 30, 2006, as well as for the quarter ended September 30, 2005, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly,  the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

8  Segment information

Æterna Zentaris’ organizational structure is based on a number of factors that management uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The business segments disclosed in the interim consolidated financial statements are based on this organizational structure and information reviewed by Æterna Zentaris’ management to evaluate the business segment results.

The Company manages its business and evaluates performance based on three operating segments, which are the Biopharmaceutical segment, the Active Ingredients & Specialty Chemicals segment and the Health and Nutrition segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

	Quarters ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Revenues
Biopharmaceutical	10,630	9,024	28,761	32,931
Active Ingredients and Specialty Chemicals	44,992	37,007	137,721	120,621
Health and Nutrition	28,290	7,002	85,853	21,884
Consolidated adjustments	(19)	(154)	(575)	(548)
	83,893	52,879	251,760	174,888

Earnings (loss) from operations for the period
Biopharmaceutical	(5,756)	(4,360)	(17,312)	(7,596)
Active Ingredients and Specialty Chemicals	3,478	2,626	11,134	10,041
Health and Nutrition	6,671	2,698	20,399	8,478
Consolidated adjustments	—	22	—	22
	4,393	986	14,221	10,945

9  Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

10  Subsequent event

On September 19, 2006, the Company has entered into an agreement providing for the sale on a bought-deal basis and distribution to the public of 3,485,000 subordinate voting shares held by it in its subsidiary, Atrium Biotechnologies Inc. (Atrium), representing 24% of the Company’s ownership interest in Atrium, at a price of CAN$15.80 per share. The closing of this offering was on October 18, 2006.

The Company realized net proceeds of approximately $46 million from this sale of a significant portion of its ownership interest in Atrium and will use the net proceeds from this offering to advance its development pipeline and for general corporate purposes. The gain on sale of this investment is approximately $30 million.

As a consequence of this sale, the Company’s ownership in Atrium is now 36%. Since the Company have no longer a controlling interest in Atrium, any future interest in Atrium results of operations will be included in the Statement of Operations as a share in the results of Atrium. In addition, Atrium will subsequently be presented as an equity investment in the Company’s balance sheet.